SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 12 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-21402

INTERLINQ SOFTWARE CORPORATION

(Exact name of registrant as specified in its charter)

11980 NE 24th Street, Bellevue, Washington 98005: (425) 827-1112

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record
as of the certification of notice date:                        1

Pursuant to the requirements of the Securities and Exchange Act of 1934, Interlinq Software Corporation has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

INTERLINQ SOFTWARE CORPORATION

Date: October 15, 2002	By:	/s/ Michael D. Castle

Name: Michael D. Castle Title: Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.